October 29, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three-month periods ended September 30, 1999 and 1998, total revenues increased 1.0% from $720,419 to $727,838 and total expenses increased. 4.1% from $410,827 to $427,707. Minority interest in income of real estate joint venture increased 2.2% from $31,688 to $32,377. As a result, net income decreased 3.7% from $277,904 to $267,754 for the three-month period ended September 30, 1999, as compared to the same period in 1998. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 82.3% for the three month period ended September 30, 1999 as compared to 85.3% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $11,500 (3.1%) due primarily to an increase in maintenance and repair expense, partially offset by a decrease in yellow pages advertising costs. General and administrative expenses increased approximately $5,300 (13.7%) as a decrease in legal and professional expense was offset by an increase in equipment and computer lease expenses and relatively insignificant increases in various other expense accounts. Minority interest in income of real estate joint venture remained relatively constant.

For the nine-month periods ended September 30, 1999, and 1998, total revenues increased 5.4% from $2,060,579 to $2,171,466 and total expenses increased 9.2% from $1,259,492 to $1,375,270. Minority interest in income of real estate joint venture increased 4.9% from $83,512 to $87,602. As a result, net income decreased 1.3% from $717,575 to $708,594 for the nine-month period ended September 30, 1999, as compared to the same period in 1998. The increase in revenue is primarily due to the increase in rental income as a result of higher occupancy and unit rental rates, partially offset by a decrease in U-Haul commission income. Operating expenses increased approximately $113,300 (10.4%) due primarily to increases in maintenance and repair, salaries and wages, workers compensation, power and sweeping expenses and property management fees, partially offset by a decrease in yellow pages advertising costs. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power and sweeping expense increased as a result of the substantial snow removal costs associated with the blizzard that hit Illinois, where two of the Partnership's properties are located. General and administrative expenses increased approximately $2,400 (1.4%) for the same reasons as discussed above. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue partially offset by an increase in maintenance and repair expense.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material advrse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President